# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Firefly Aerospace Inc., CIK 0001860160
CUSIP: 31816X106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 2203 SCOTTSDALE DRIVE, LEANDER, Texas (TX), 786416332
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002079524

## Reporting persons
- Markusic Thomas E: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,581,146; shared voting power 235,374; sole dispositive power 8,581,146; shared dispositive power 235,374; aggregate amount beneficially owned 8,816,520 (5.2% of the class)
  Comment: In respect of shares with sole beneficially ownership, represents 4,807,819 shares of Common Stock and 4,008,701 shares of Common Stock issuable upon exercise of options to purchase Common Stock. In respect shares with shared beneficial ownership, represents 235,374 shares of Common Stock owned by the spouse of the Reporting Person.
  
  Percentage ownership is calculated based on 167,404,645 shares of Common Shares outstanding as of August 6, 2026, as reported on the Issuer's Form 10-Q filed with the SEC on August 11, 2026, as increased by 4,008,701 shares of Common Stock issuable upon exercise of options to purchase Common Stock.

## Item 1. Issuer
Name of issuer: Firefly Aerospace Inc.
Address of issuer's principal executive offices: 2203 SCOTTSDALE DRIVE, LEANDER, TEXAS, 786416332.

## Item 2. Person Filing
Name of person filing: Thomas Markusic
Address of principal business office or, if none, residence: 1320 Arrow Point Drive, Suite 109, Cedar Park, TX 78613
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,816,520
Percent of class: 5.2%, which is calculated based on 167,404,645 shares of Common Shares outstanding as of August 6, 2026, as reported on the Issuer's Form 10-Q filed with the SEC on August 11, 2026, as increased by 4,008,701 shares of Common Stock issuable upon exercise of options to purchase Common Stock.
Sole power to vote or to direct the vote: 8,581,146, which represents 4,807,819 shares of Common Stock and 4,008,701 shares of Common Stock issuable upon exercise of options to purchase Common Stock
Shared power to vote or to direct the vote: 235,374, which represents shares of Common Stock owned by the spouse of the Reporting Person
Sole power to dispose or to direct the disposition: 8,581,146, which represents 4,807,819 shares of Common Stock and 4,008,701 shares of Common Stock issuable upon exercise of options to purchase Common Stock
Shared power to dispose or to direct the disposition: 235,374, which represents shares of Common Stock owned by the spouse of the Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Markusic Thomas E: /s/ Thomas Markusic, Thomas Markusic (08/14/2026)